20012924

SEC
Mail Processing
Section
MAY 05 2020
Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WITHERSPOON CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 NASSAU STREET, SUITE 115
(No. and Street)

PRINCETON (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 688-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Rd, STE 115E (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, KEITH DANKO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WITHERSPOON CAPITAL PARTNERS, LLC, as of MARCH 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Witherspoon Capital Partners, LLC

Report on Audit of Financial Statements and
Supplementary Information
As of and For the Year Ended March 31, 2020
Together with Report of Independent
Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Contents

Financial Statements

Supplementary Information

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Witherspoon Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Witherspoon Capital Partners, LLC (the "Company") as of March 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Witherspoon Capital Partners, LLC as of March 31, 2020, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Witherspoon Capital Partners, LLC's management. Our responsibility is to express an opinion on Witherspoon Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Witherspoon Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Witherspoon Capital Partners, LLC's financial statements. The supplementary information is the responsibility of Witherspoon Capital Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Witherspoon Capital Partners, LLC's auditor since 2020.

Melville, New York
April 30, 2020

Nawrocki Smith LLP

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of March 31, 2020

ASSETS

Cash	$	25,559
Other assets		1,062
TOTAL ASSETS	$	26,621

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	12,970
MEMBER'S EQUITY		13,651
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,621

See Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Income
For the Year Ended March 31, 2020

REVENUE:	
Fee income	$ 3,000
Total Revenue	3,000
OPERATING EXPENSES:	
Professional fees	56,659
Regulatory expenses	3,705
Rent expense	3,000
Insurance expenses	472
Other expenses	1,074
Total Expenses	64,910
NET LOSS	$ (61,910)

See Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended March 31, 2020

MEMBER'S EQUITY, APRIL 1, 2019	$	19,061
Member's contributions		56,500
Net loss		(61,910)
MEMBER'S EQUITY, MARCH 31, 2020	$	13,651

See Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended March 31, 2020

OPERATING ACTIVITIES:	
Net loss	$ (61,910)
Adjustments to reconcile net income to net cash used in operating activities:	
Net change in operating assets:	
Increase in prepaid assets	136
Net change in operating liabilities:	
Decrease in accounts payable and accrued expenses	(3,405)
Net Cash Used in Operating Activities	(65,179)
FINANCING ACTIVITIES:	
Member's contributions received	56,500
Net Cash Provided by Financing Activities	56,500
NET DECREASE IN CASH	(8,679)
CASH AT BEGINNING OF YEAR	34,238
CASH AT END OF YEAR	$ 25,559

See Notes to Financial Statements.

1. Organization and Nature of Business

Witherspoon Capital Partners, LLC (the "LLC") was formed on February 18, 2015 as a Delaware limited liability company and is a wholly-owned subsidiary of Witherspoon Holdings, LLC. The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to facilitate the private placement of securities. The LLC facilitates all securities activities from its office at 20 Nassau Street in Princeton, New Jersey.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at financial institutions.

Revenue recognition - The LLC's fee income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients. In some cases, the terms of the contract specify half of the revenue to be paid upfront and half to be paid on the one year anniversary date. In these cases, revenue is recorded on a cash basis due to the uncertainty of collectibility.

Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. When a retainer is collected it is generally deferred until performance obligations have been fulfilled under the contract.

As of April 1, 2018, the LLC adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after April 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the LLC's primary sources of revenue, which are fundraising fees. The timing and recognition of substantially all of the LLC's remaining revenue was also not impacted. The LLC did not record any cumulative effect adjustment to opening equity.

Disaggregation of Revenue

Disaggregation of the LLC's revenue by major sources for the year ending March 31, 2020 is as follows:

Revenue Stream	Total Revenue
Fundraising Fees	$3,000

Income taxes – The LLC is wholly owned by Witherspoon Holdings, LLC and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

2. Significant Accounting Policies (Continued)

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of March 31, 2020, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended March 31, 2020, the LLC had an expense sharing agreement in place with its affiliate, Witherspoon Consulting Partners, LLC. The agreement permits the allocation of $300 per month of shared expenses to the broker dealer, which are included in the Statement of Income. Total shared expenses for the year were $3,600, and the balance due to the affiliate as of March 31, 2020 was $300.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At March 31, 2020, the LLC had net capital of $12,589 which was $7,589 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 103%.

5. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of March 31, 2020, the amount in excess of insured limits of $250,000 was $0.

Revenue - For the year ended March 31, 2020, 100% of the revenues were derived from one customer.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2020 and April 30, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Fiscal Year Ended March 31, 2020

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	13,651
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(1,062)
NET CAPITAL	$	12,589
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	12,970
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess net capital	$	7,589
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	6,589
Percentage of aggregate indebtedness to net capital		103%

There are no material differences between the preceding computation and the LLC's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2020.

See Report of Independent Registered Accounting Firm and
Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

The LLC does not hold funds or securities of customers. Accordingly, the LLC is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(2)(i) of the rule.

See Report of Independent Registered Accounting Firm and Notes to Financial Statements.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Witherspoon Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Witherspoon Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
April 30, 2020

Nawrocki Smith LLP

Witherspoon Capital Partners, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Witherspoon Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 through the period April 1, 2019 to March 31, 2020 without exception.

I, Keith Danko, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

KMDanko

Date: 4/27/20

Title: Managing Member